Exhibit 99.1

Leju Reports Second Quarter and Half Year 2019 Results

BEIJING, August 19, 2019 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and half year ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                      Total revenues increased by 39% year-on-year to $170.0 million.

•                      Revenues from e-commerce services increased by 51% year-on-year to $132.4 million.

•                      Revenues from online advertising services increased by 8% year-on-year to $37.2 million.

•                      Income from operations was $12.0 million, an increase of 20% from $10.0 million for the same quarter of 2018.

•                      Non-GAAP1 income from operations was $15.7 million, an increase of 10% from $14.3 million for the same quarter of 2018.

•                      Net income attributable to Leju Holdings Limited shareholders was $9.4 million, or $0.07 per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $0.9 million, or $0.01 loss per diluted ADS, for the same quarter of 2018.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $12.3 million, or $0.09 per diluted ADS, an increase of 388% from $2.5 million, or $0.02 per diluted ADS, for the same quarter of 2018.

First Half 2019 Financial Highlights

•                      Total revenues increased by 37% year-on-year to $280.4 million.

•                      Revenues from e-commerce services increased by 48% year-on-year to $209.2 million.

•                      Revenues from online advertising services increased by 14% year-on-year to $70.3 million.

•                      Loss from operations was $7.1 million, a decrease of 67% from loss from operations of $21.5 million for the same period of 2018.

•                      Non-GAAP income from operations was $0.4 million, compared to non-GAAP loss from operations of $12.8 million for the same period of 2018.

•                      Net loss attributable to Leju Holdings Limited shareholders was $4.1 million, or $0.03 loss per diluted ADS, a decrease of 81% from net loss attributable to Leju Holdings Limited shareholders of $21.7 million, or $0.16 loss per diluted ADS for the same period of 2018.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $1.8 million, or $0.01 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $14.7 million, or $0.11 loss per diluted ADS for the same period of 2018.

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“We are pleased that Leju achieved solid growth in both revenue and profit in the second quarter,” said Mr. Geoffrey He, Leju’s chief executive officer. “Our e-commerce revenue was close to our all-time high this quarter benefiting from the implementation of our top-down strategy, and we have accumulated a strong project pipeline for the second half of 2019. Leju’s new media business also made great progress this quarter as our stronger content production systems and multi-channel networking operation model helped to improve our media influence and keep our competitive advantage in the market. In addition, we further optimized our operations and management, which helped us generate positive cash inflow from operations in the second quarter. Looking ahead, market uncertainty may increase. We will continue our efforts to improve operational efficiency and profitability while maintaining healthy top-line growth.”

Second Quarter 2019 Results

Total revenues were $170.0 million, an increase of 39% from $122.7 million for the same quarter of 2018, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $132.4 million, an increase of 51% from $87.6 million for the same quarter of 2018, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $37.2 million, an increase of 8% from $34.4 million for the same quarter of 2018, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.4 million, a decrease of 40% from $0.7 million for the same quarter of 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $18.3 million, relatively flat compared to $18.4 million for the same quarter of 2018.

Selling, general and administrative expenses were $140.0 million, an increase of 48% from $94.7 million for the same quarter of 2018, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Income from operations was $12.0 million, an increase of 20% from $10.0 million for the same quarter of 2018. Non-GAAP income from operations was $15.7 million, an increase of 10% from $14.3 million for the same quarter of 2018.

Net income was $9.6 million, compared to net loss of $1.0 million for the same quarter of 2018. Non-GAAP net income was $12.6 million, an increase of 420% from $2.4 million for the same quarter of 2018.

Net income attributable to Leju Holdings Limited shareholders was $9.4 million, or $0.07 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $0.9 million, or $0.01 loss per diluted ADS, for the same quarter of 2018. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $12.3 million, or $0.09 per diluted ADS, an increase of 388% from $2.5 million, or $0.02 per diluted ADS, for the same quarter of 2018.

First Half 2019 Results

Total revenues were $280.4 million, an increase of 37% from $204.2 million for the same period of 2018, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $209.2 million, an increase of 48% from $141.0 million for the same period of 2018, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $70.3 million, an increase of 14% from $61.5 million for the same period of 2018, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $0.9 million, a decrease of 49% from $1.7 million for the same period of 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $41.8 million, an increase of 13% from $37.1 million for the same period of 2018, primarily due to increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $246.0 million, an increase of 30% from $189.9 million for the same period of 2018, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $7.1 million, a decrease of 67% from loss from operations of $21.5 million for the same period of 2018. Non-GAAP income from operations was $0.4 million, compared to non-GAAP loss from operations of $12.8 million for the same period of 2018.

Net loss was $3.9 million, a decrease of 82% from net loss of $22.3 million for the same period of 2018. Non-GAAP net income was $2.0 million, compared to non-GAAP net loss of $15.2 million for the same period of 2018.

Net loss attributable to Leju Holdings Limited shareholders was $4.1 million, or $0.03 loss per diluted ADS, a decrease of 81% from net loss attributable to Leju Holdings Limited shareholders of $21.7 million, or $0.16 loss per diluted ADS for the same period of 2018. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $1.8 million, or $0.01 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $14.7 million, or $0.11 loss per diluted ADS for the same period of 2018.

Cash Flow

As of June 30, 2019, the Company’s cash and cash equivalents balance was $166.6 million.

Second quarter 2019 net cash provided by operating activities was $32.5 million, primarily comprised of non-GAAP net income of $12.6 million, a decrease in customer deposits of $7.1 million, an increase in accrued marketing and advertising expenses and other current liabilities of $9.7 million, an increase in amounts due to related parties of $5.9 million, an increase in advance from customer of $5.6 million, and an increase in income tax payable and other tax payable of 3.3 million, partially offset by an increase in accounts receivable and contract assets of $13.5 million.

Business Outlook

The Company estimates that its total revenues for the third quarter of 2019 will be approximately $170 million to $180 million, which would represent an increase of approximately 27% to 35% from $133.6 million in the same quarter in 2018. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 19, 2019 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until August 27, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	4069729

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	147,263	166,613
Accounts receivable, net	102,697	122,804
Contract assets	2,137	1,303
Marketable securities	2,467	3,327
Prepaid expenses and other current assets	8,621	8,871
Customer deposits	10,672	2,195
Amounts due from related parties	6,695	7,573
Total current assets	280,552	312,686
Property and equipment, net	14,058	17,865
Intangible assets, net	57,401	51,177
Right-of-use assets[2]	—	33,795
Investment in affiliates	63	37
Deferred tax assets	62,356	62,252
Other non-current assets	2,297	1,390
Total assets	416,727	479,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	803	2,062
Accrued payroll and welfare expenses	30,628	30,637
Income tax payable	58,030	56,230
Other tax payable	12,675	15,422
Amounts due to related parties	3,477	14,626
Advance from customers	26,873	34,899
Lease liabilities, current[2]	—	6,478
Accrued marketing and advertising expenses	14,896	18,149
Other current liabilities	12,999	20,030
Total current liabilities	160,381	198,533
Lease liabilities, non-current[2]	—	27,570
Deferred tax liabilities	14,780	14,755
Total liabilities	175,161	240,858
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2018 and June 30, 2019, respectively	136	136
Additional paid-in capital	792,626	793,798
Accumulated deficit	(528,825)	(532,964)
Accumulated other comprehensive loss	(19,848)	(20,319)
Total Leju Holdings Limited shareholders’ equity	244,089	240,651
Non-controlling interests	(2,523)	(2,307)
Total equity	241,566	238,344
TOTAL LIABILITIES AND EQUITY	416,727	479,202

2   In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with a term of more than 12 months. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and the financial statements for the comparative period has not been restated.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2019	2018	2019

Revenues
E-commerce	87,571	132,365	141,041	209,214
Online advertising services	34,361	37,153	61,491	70,332
Listing services	744	447	1,667	852
Total revenues	122,676	169,965	204,199	280,398
Cost of revenues	(18,405)	(18,293)	(37,080)	(41,831)
Selling, general and administrative expenses	(94,749)	(140,040)	(189,927)	(246,017)
Other operating income	478	346	1,308	368
Income (loss) from operations	10,000	11,978	(21,500)	(7,082)
Interest income	272	202	559	585
Other income (loss), net	(5,209)	696	(2,372)	1,293
Income (loss) before taxes and loss from equity in affiliates	5,063	12,876	(23,313)	(5,204)
Income tax benefits/(expenses)	(6,024)	(3,232)	1,093	1,307
Income (loss) before loss from equity in affiliates	(961)	9,644	(22,220)	(3,897)
Loss from equity in affiliates	(32)	(14)	(51)	(26)
Net income (loss)	(993)	9,630	(22,271)	(3,923)
Less: net income (loss) attributable to non-controlling interests	(109)	278	(525)	216
Income (loss) attributable to Leju Holdings Limited shareholders	(884)	9,352	(21,746)	(4,139)

Earnings (loss) per ADS:
Basic	(0.01)	0.07	(0.16)	(0.03)
Diluted	(0.01)	0.07	(0.16)	(0.03)
Shares used in computation of earnings (loss) per ADS:
Basic	135,763,962	135,763,962	135,763,962	135,763,962
Diluted	135,763,962	135,769,776	135,763,962	135,763,962

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.8747 on June 30, 2019 and USD1 = RMB6.8005 for the six months ended June 30, 2019.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2019	2018	2019

Net income (loss)	(993)	9,630	(22,271)	(3,923)

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(2,982)	(3,805)	(773)	(471)

Comprehensive income (loss)	(3,975)	5,825)	(23,044)	(4,394)

Less: Comprehensive income (loss) attributable to non-controlling interest	38	311	(480)	216

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	(4,013)	5,514	(22,564)	(4,610)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2019	2018	2019

GAAP income (loss) from operations	10,000	11,978	(21,500)	(7,082)
Share-based compensation expense	1,056	596	2,035	1,171
Amortization of intangible assets resulting from business acquisitions	3,205	3,153	6,655	6,306
Non-GAAP income (loss) from operations	14,261	15,727	(12,810)	395

GAAP net income (loss)	(993)	9,630	(22,271)	(3,923)
Share-based compensation expense	1,056	596	2,035	1,171
Amortization of intangible assets resulting from business acquisitions	3,205	3,153	6,655	6,306
Income tax benefit:
Current	—	—	—	—
Deferred[3]	(847)	(788)	(1,664)	(1,576)
Non-GAAP net income (loss)	2,421	12,591	(15,245)	1,978

Net income (loss) attributable to Leju Holdings Limited shareholder	(884)	9,352	(21,746)	(4,139)
Share-based compensation expense (net of non-controlling interests)	1,048	596	2,019	1,171
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,205	3,153	6,655	6,306
Income tax benefit:
Current	—	—	—	—
Deferred	(847)	(788)	(1,664)	(1,576)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	2,522	12,313	(14,736)	1,762

GAAP net income (loss) per ADS — basic	(0.01)	0.07	(0.16)	(0.03)

GAAP net income (loss) per ADS — diluted	(0.01)	0.07	(0.16)	(0.03)

Non-GAAP net income (loss) per ADS — basic	0.02	0.09	(0.11)	0.01

Non-GAAP net income (loss) per ADS — diluted	0.02	0.09	(0.11)	0.01

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,763,962	135,763,962	135,763,962

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,769,776	135,763,962	135,763,962

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,769,776	135,763,962	135,766,869

3   Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2019	2018	2019

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	58,252	64,820	77,930	94,369
Number of discount coupons redeemed (number of transactions)	20,888	36,235	34,687	55,794